UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

GoGreen Investments Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9461B 101

(CUSIP Number)

John Dowd

1021 Main St., Suite #1960

Houston, TX 77002

Telephone: 713-337-4075

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9461B 101	13D	Page 2 of 9 pages

1	Names of Reporting Persons. GoGreen Sponsor 1 LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,235,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,235,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,235,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.98% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 6,900,000 of the Issuer’s (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-256781) and (ii) 1,335,000 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between GoGreen Sponsor 1 LP (the “Sponsor”) and the Issuer.

CUSIP No. G9461B 101	13D	Page 3 of 9 pages

1	Names of Reporting Persons. GoGreen Holdings 1 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,235,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,235,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,235,000 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.98% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 6,900,000 of the Issuer’s (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-256781) and (ii) 1,335,000 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between Sponsor and the Issuer.

(2)	Sponsor is the record holder of the securities reported herein. GoGreen Holdings 1 LLC (“Holdings”) is the general partner of Sponsor of which John Dowd is the managing member. Mr. Dowd may be deemed to have beneficial ownership of the shares held by Sponsor by virtue of his control over Sponsor, as managing member of Sponsor’s general partner. Mr. Dowd disclaims beneficial ownership of the ordinary shares held by Sponsor other than to the extent of his pecuniary interest in such shares. Each of the Issuer’s officers, directors, director nominees and executive advisors is a limited partner of Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

CUSIP No. G9461B 101	13D	Page 4 of 9 pages

1	Names of Reporting Persons. John Dowd
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,235,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,235,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,235,000 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.98% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 6,900,000 of the Issuer’s (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-256781) and (ii) 1,335,000 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between Sponsor and the Issuer.

(2)	Sponsor is the record holder of the securities reported herein. Holdings is the general partner of Sponsor of which John Dowd is the managing member. Mr. Dowd may be deemed to have beneficial ownership of the shares held by Sponsor by virtue of his control over Sponsor, as managing member of Sponsor’s general partner. Mr. Dowd disclaims beneficial ownership of the ordinary shares held by Sponsor other than to the extent of his pecuniary interest in such shares. Each of the Issuer’s officers, directors, director nominees and executive advisors is a limited partner of Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

CUSIP No. G9461B 101	13D	Page 5 of 9 pages

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of GoGreen Investments Corporation, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 1021 Main St., Suite #1960, Houston, TX 77002.

Item 2. Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

GoGreen Sponsor 1 LP (“Sponsor”);

GoGreen Holdings 1 LLC (“Holdings”); and

John Dowd.

Sponsor and Holdings are each organized under the laws of the State of Delaware. Mr. Dowd is a citizen of the United States. The address for the principal business office of each of the Sponsor, Holdings and Mr. Dowd is 1021 Main St., Suite #1960, Houston, TX 77002.

The principal occupation of Mr. Dowd is Chief Executive Officer and Chairman of the Board of the Issuer. The principal business of each of the other Reporting Persons is investment holding.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Placement Units (as defined below) was $13,350,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4. Purpose of Transaction

Founder Shares

In April 2021, Sponsor purchased 7,187,500 founder shares, classified as Class B ordinary shares of the Issuer, for an aggregate purchase price of $25,000. In September 2021, Sponsor forfeited 1,437,500 Class B ordinary shares, and in October 2021, the Issuer effectuated a share capitalisation of 1,150,000 founder shares, resulting in Sponsor holding an aggregate of 6,900,000 founder shares (the “Founder Shares”). The Founder Shares will automatically convert into Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

CUSIP No. G9461B 101	13D	Page 6 of 9 pages

Placement Units

On October 25, 2021, as part of a unit subscription agreement dated October 20, 2021 (the “Placement Unit Subscription Agreement”), Sponsor purchased 1,335,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $13,350,000. Each Placement Unit consists of one Ordinary Share (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant will become exercisable to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, 30 days after the completion of the Business Combination.

The foregoing description of the Placement Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Ordinary Shares if the Issuer does not complete the Business Combination within 15 months (or up to 21 months if the Issuer extends the period of time to consummate the Business Combination in accordance with its amended and restated memorandum and articles of association) from the closing of its initial public offering (“IPO”) or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 15 months (or up to 21 months if the Issuer extends the period of time to consummate the Business Combination in accordance with its amended and restated memorandum and articles of association) from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Ordinary Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Ordinary Shares to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

CUSIP No. G9461B 101	13D	Page 7 of 9 pages

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Ordinary Shares issuable upon the exercise of Placement Warrant or the conversion of the Founder Shares, and any securities that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. G9461B 101	13D	Page 8 of 9 pages

Item 5. Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and the percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 35,835,000 Ordinary Shares outstanding as of October 25, 2021, which includes: (i) 27,600,000 Ordinary Shares issued in the IPO, (ii) 1,335,000 Common Shares included in the Placement Units, and (iii) 6,900,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GoGreen Sponsor 1 LP	8,235,000	22.98%	8,235,000	0	8,235,000	0
GoGreen Holdings 1 LLC	8,235,000	22.98%	0	9,946,969	0	9,946,969
John Dowd	8,235,000	22.98%	0	9,946,969	0	9,946,969

The securities reported above are held of record by Sponsor and include: (i) 1,335,000 Ordinary Shares included in the Placement Units, and (ii) 6,900,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. Holdings is the general partner of Sponsor of which John Dowd is the managing member. Mr. Dowd may be deemed to have beneficial ownership of the shares held by Sponsor by virtue of his control over Sponsor, as managing member of Sponsor’s general partner. Mr. Dowd disclaims beneficial ownership of the ordinary shares held by Sponsor other than to the extent of his pecuniary interest in such shares. Each of the Issuer’s officers, directors, director nominees and executive advisors is a limited partner of Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly. (c) The Reporting Person has not effected any transactions in the Ordinary Shares during the 60 days preceding the date of this report, except as described in this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Placement Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated October 20, 2021, by and among the Issuer, its officers, directors and Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 26, 2021).
3	Registration Rights Agreement, dated October 20, 2021, by and between the Issuer, Sponsor and certain other securityholders. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2021).
4	Placement Unit Subscription Agreement, dated October 26, 2021, by and between the Issuer and Sponsor. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed October 26, 2021).

CUSIP No. G9461B 101	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2021

GoGreen Sponsor 1 LP

By:	GoGreen Holdings 1 LLC, its general partner

By:	/s/ John Dowd
Name:	John Dowd
Title:	Managing Member of GoGreen Holdings 1 LLC

GOGREEN HOLDINGS 1 LLC

By:	/s/ John Dowd
Name:	John Dowd
Title:	Managing Partner

JOHN DOWD

/s/ John Dowd